SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Filing No. 3 for the Month of November, 2002

ADB Systems International Ltd.
(formerly known as ADB Systems International Inc.)
(Exact name of Registrant)

6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒        Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐        No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

ADB SYSTEMS INTERNATIONAL LTD.

On or about November 27, 2002, ADB Systems International Ltd. (“ADB” or the “Company”) mailed to all registered shareholders its Third Quarter 2002 Report. The Third Quarter 2002 Report is attached to this Form 6-K as Exhibit 1.

This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s results to differ materially from expectations. These risks include ADB’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of ADB’s products and services, competitive factors, new products and technological changes, and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB’s most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that ADB’s plans will be achieved.

Exhibits

Exhibit 1 — Third Quarter 2002 Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADB SYSTEMS INTERNATIONAL LTD.

Date: November 27, 2002	By:	/S/ MARK WALLACE Name: Mark Wallace Title: President